UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-36059

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

(Name of Registrant)

Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B

Colonia Zedec Santa Fe

United Mexican States, D.F. 01210

+(52) 55-5261-6400

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Controladora Vuela Compañía de Aviación, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   November 9, 2015

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

By:	/s/ Jaime E Pous
	Name:	Jaime E Pous
	Title:	General Counsel

By:	/s/ Fernando Suárez Gerard
	Name:	Fernando Suárez Gerard
	Title:	Chief Financial Officer

RECENT DEVELOPMENTS

The following discussion of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (which we refer to as “Volaris,” the “Company” or “we”) results of operations for the nine-month periods ended September 30, 2015 and 2014 should be read in conjunction with our annual report on Form 20-F for the fiscal year ended December 31, 2014, as filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on April 30, 2015 (which we refer to as the “Form 20-F”) and with our unaudited interim financial statements as of September 30, 2015 and for the nine month periods ended September 30, 2015 and 2014, as filed with the SEC on Form 6-K on October 20, 2015 (which we refer to as the “unaudited interim financial statements”).  We hereby designate this report on Form 6-K as being incorporated by reference into our registration statement on Form F-3, as filed with the SEC on November 9, 2015.

Operating Revenues

	For the nine month periods ended September 30,
	2014	2015	Variation
	(In thousands of pesos, except for % and operating data)
Operating Revenues
Passenger	8,163,217	10,200,566	2,037,349	25.0%
Non-ticket	1,915,279	2,886,661	971,382	50.7%

Total operating revenues	10,078,496	13,087,227	3,008,731	29.9%

Operating Data
Capacity (in ASMs in thousands) (1)	8,796,829	10,257,877	1,461,048	16.6%
Load factor booked (2)	82.0%	82.1%	0.1	—
Booked passengers (in thousands) (1)	7,192	8,730	1,538	21.4%
Average ticket revenue per booked passenger (2)	1,135	1,171	36	3.1%
Average non-ticket revenue per booked passenger (1)	266	331	65	24.2%
Revenue passenger miles (RPMs in thousands) (1)	7,210,532	8,425,190	1,214,658	16.8%

(1)           Includes scheduled & charter flights.

(2)           Includes scheduled flights only.

Passenger Revenue. The 25.0% increase in passenger revenue in the nine months ended September 30, 2015 was primarily due to the 16.6% increase in our ASM capacity, resulting from the incorporation of seven net aircraft to our fleet.  Our traffic as measured in terms of RPMs increased by 16.8% in the nine months ended September 30, 2015, also resulting from the expansion in our fleet. The breakdown of the 16.6% increase in our ASM capacity is as follows: 7.8% results from an increase in our flight frequency, 3.9% results from joining existing airports, 4.6% results from joining new airports and 0.3% results from flights in new countries.

Additionally, in the nine months ended September 30, 2015, our booked passengers and the average ticket revenue per booked passenger increased 21.4% and 3.1%, respectively.

Non-ticket Revenue. The 50.7% increase in non-ticket revenue in the nine months ended September 30, 2015 was due to changes we implemented in pricing ancillary products, the introduction of a new travel insurance product, as well as new payment options.

Operating Expenses, net

	For the nine month periods ended September 30,
	2014	2015	Variation
	(In thousands of pesos, except for %)
Other operating income	(8,913)	(142,636)	(133,723)	>100%
Fuel	4,087,961	3,562,674	(525,287)	(12.8)%
Aircraft and engine rent expense	1,859,516	2,482,674	623,158	33.5%
Salaries and benefits	1,174,083	1,364,024	189,941	16.2%
Landing, take-off and navigation expenses	1,577,398	1,883,753	306,355	19.4%
Sales, marketing and distribution expenses	590,361	750,210	159,849	27.1%

	For the nine month periods ended September 30,
	2014	2015	Variation
	(In thousands of pesos, except for %)
Maintenance expenses	473,068	586,963	113,895	24.1%
Other operating expenses	342,335	476,016	133,681	39.0%
Depreciation and amortization	204,907	348,741	143,834	70.2%

Total operating expenses, net	10,300,716	11,312,419	1,011,703	9.8%

Total operating expenses, net increased 9.8% in the nine months ended September 30, 2015 primarily as a result of as a result of the growth in our operations, measured in terms of departures, and the other factors described below.

Other Operating Income. Other operating income increased Ps.133.7 million in the nine months ended September 30, 2015, primarily due to four sale and leaseback transactions recorded during the period totalling Ps.131.7 million, two transactions more than the same period in the prior year. These gains were enhanced by the depreciation of the peso against the U.S. dollar during the nine months ended September 30, 2015.

Fuel. Fuel expense decreased 12.8% in the nine months ended September 30, 2015 mainly as a result of a decrease in the average economic fuel cost per gallon of 25.3%, which was partially offset by a 16.7% increase in the fuel gallons consumed and the effect of the fuel hedges recorded during the period as described below.

During the last quarter of 2014 and the nine months ended September 30, 2015, we entered into US Gulf Coast Jet Fuel 54 Asian call options. During the nine months ended September 30, 2015, the US Gulf Coast Jet Fuel 54 Asian call options hedged resulted in a loss of Ps.63.9 million.  Additionally, during the nine months ended September 30, 2015 and 2014, we entered into swap contracts that resulted in a loss of Ps.128.3 million and a gain of Ps.0.4 million, respectively.  All swaps contracts matured as of June 30, 2015.  All of these instruments qualify as hedge accounting. Accordingly, the effects of the Asian call option and the fuel swap contract hedges were presented as part of the fuel cost.

Aircraft and Engine Rent Expense. Aircraft and engine rent expense increased 33.5%. This increase was primarily driven by: (i) an increase in peso terms in the aircraft and engine rent expense of Ps.260.4 million, resulting from the depreciation of approximately 18.6 %  in the average exchange rate of the peso against the U.S. dollar during the nine months ended September 30, 2015 as compared to the nine months ended September 30, 2014, (ii) a Ps.245.3 million increase relating to the full year operation of the new A-320 aircraft received during the year ended December 31, 2014, (iii) a Ps.78.4 million increase relating to seven net aircraft incorporated to our fleet in the first nine months of 2015, and (iv) other minor net increases totalling Ps.39.1 million.

Salaries and Benefits. The 16.2% increase in salaries and benefits in the nine months ended September 30, 2015 was primarily the result of the increase in variable compensation of our workforce due to the increase of 15.6% in block hours. Additionally, we increased our total employees by 11.8%, reaching 3,108 employees as of September 30, 2015, as a result of the increase in our operations, measured in terms of departures.

Landing, Take-off and Navigation Expenses. The 19.4% increase in landing, take-off and navigation expenses in the nine months ended September 30, 2015 was primarily due to a 25.0% increase in the number of airports we served. In addition, our operations as measured by number of departures increased by 17.0%.

Sales, Marketing and Distribution Expenses.  The 27.1% increase in sales, marketing and distribution expenses in the nine months ended September 30, 2015 was primarily due to the increase in our total operating revenues. Additionally, we incurred advertising and marketing efforts to promote our new routes.

Maintenance Expenses. The 24.1% increase in maintenance expenses in the nine months ended September 30, 2015 was the result of a 14.6% increase in the size of our fleet due to the addition of seven net aircraft in the first nine months of 2015. Additionally, maintenance expenses also increased as a result of the aging of our fleet (4.42 years as of September 30, 2015), which requires more comprehensive work during routine scheduled maintenance, as well as the timing of the maintenance checks performed during the period.  Our maintenance costs also increased in peso terms due to the depreciation of approximately 18.6 % in the average exchange rate of the peso against the U.S. dollar during the nine months ended September 30, 2015 as compared to the nine months ended September 30, 2014.

Other Operating Expenses. Other operating expenses increased 39.0% in the nine months ended September 30, 2015. This increase was primarily the result of (i) additional administrative support expenses related to the expansion of our flight operations (ii) additional technical and communication support required to the growth of our operations and (iii) an increase in insurance expenses, mainly related to our flight equipment.

Depreciation and Amortization. Depreciation and amortization increased 70.2% in the nine months ended September 30, 2015 primarily due to the amortization of major maintenance events associated with the aging of our fleet under the deferral method. During the nine months ended September 30, 2015 and the nine months ended September 30, 2014, we recorded amortization of major maintenance leasehold improvement costs of Ps.271.6 million and Ps.139.4 million, respectively.

Operating Results

	For the nine month periods ended September 30,
	2014	2015	Variation
	(In thousands of pesos, except for %)
Operating Results
Total operating revenues	10,078,496	13,087,227	3,008,731	29.9%
Total operating expenses, net	10,300,716	11,312,419	1,011,703	9.8%

Operating (loss) income	(222,220)	1,774,808	1,997,028	NM

Operating Income (loss). As a result of the factors outlined above, our operating income was Ps.1,775 million in the nine months ended September 30, 2015, an increase of Ps.1,997 million compared to our operating loss of Ps.222.2 million in the nine months ended September 30, 2014.

Financial Results

	For the nine month periods ended September 30,
	2014	2015	Variation
	(In thousands of pesos, except for %)
Financing Results
Finance income	16,984	36,651	19,667	>100%
Finance cost	(23,272)	(14,821)	8,451	(36.3)%
Exchange gain, net	112,338	788,909	676,571	>100%

Total financing results	106,050	810,739	704,689	>100%

Total Financing Results. The variation in financing results was primarily due to the net exchange gain recorded during the period. This exchange gain resulted from the significant 26.4% depreciation of the peso against the U.S. dollar during the first nine months of 2015 as compared to the exchange rate at December 31, 2014, since we maintained a net asset position of U.S.$503.1 million as of September 30, 2015.  This net asset position in U.S. dollars resulted mainly from the maintenance deposits paid to the lessors in an amount totalling U.S.$270.2 million and our available cash and cash equivalents of U.S.$204.0 million as of September 30, 2015.  We may experience gains or losses in the future as a result of fluctuations in exchange rates.

Income Tax Expense and Net Income

	For the nine month periods ended September 30,
	2014	2015	Variation
	(In thousands of pesos, except for %)
Net income
(Loss) income before income tax	(116,170)	2,585,547	2,701,717	NM
Income tax benefit (expense)	18,477	(775,662)	(794,139)	NM

	For the nine month periods ended September 30,
	2014	2015	Variation
	(In thousands of pesos, except for %)
Net (loss) income	(97,693)	1,809,885	1,907,578	NM

We recorded net income of Ps.1,809 million in the nine months ended September 30, 2015 compared to net loss of Ps.97.7 million in the nine months ended September 30, 2014.  At September 30, 2015 and 2014, we had tax loss carry-forwards amounting to Ps.213 million and Ps.2,091 million, respectively.  These losses relate to our operations, which in conformity with current Mexican Income Tax Law may be carried forward and used to offset taxable income generated in the succeeding ten years by the entity.  During the nine months ended September 30, 2015 and 2014, we used Ps.2,568 million and Ps.630 million, respectively, of our available tax loss carry-forwards.

During the nine months ended September 30, 2015, we recorded an income tax expense of Ps.775.7 million with an effective tax rate similar to the Mexican tax rate of 30%, mainly due to our earnings recorded during the period.

Liquidity

Our primary source of liquidity is cash provided by operations, with our primary uses of liquidity being working capital and capital expenditures.

	For the nine month periods ended September 30,
	2014	2015

Net cash flows (used in) provided by operating activities	(135,933)	2,139,734
Net cash flows used in investing activities	(812,706)	(245,037)
Net cash flows provided by (used in) financing activities	279,866	(61,454)

In recent years, we have been able to meet our working capital requirements through cash from our operations. Our capital expenditures consist primarily of the acquisition of rotable spare parts, furniture and equipment, including pre-delivery payments for aircraft acquisitions. From time to time, we finance pre-delivery payments related to our aircraft with revolving lines of credit with the commercial banks and/or aircraft leasing companies. We have obtained committed financing for pre-delivery payments in respect of all the aircraft to be delivered in 2015 and for four aircraft to be delivered in 2016.

Our cash and cash equivalents increased by Ps.2.1 billion, from Ps.2,265 million on December 31, 2014 to Ps.4,408 million on September 30, 2015. On September 30, 2015, we had available credit lines totalling Ps.2,464 million, of which Ps.1,790 million were related to financial debt and Ps.674 million were related to letters of credit (Ps.493 million were undisbursed).  At September 30, 2014, we had credit lines totalling Ps.1,837 million, of which Ps.1,298 million were related to financial debt and Ps.539 million were related to letters of credit (Ps.668 million were undisbursed).

We have an investment policy to optimize the performance and ensure availability of, and minimize the risk associated with, the investment of cash, cash equivalents and short-term investments. Such policy provides for guidelines regarding minimum balance, currency mix, instruments, deadlines, counterparties and credit risk. On September 30, 2015, 21% of our cash, cash equivalents and short-term investments were denominated in pesos and 79% were denominated in U.S. dollars. See note 6b to our unaudited interim financial statement filed separately with the SEC on October 20, 2015.

Net cash flows (used in) provided by operating activities. We rely primarily on cash flows from operating activities to provide working capital for current and future operations. During the nine months ended September 30, 2015, net cash flows provided by operating activities totalled Ps.2,139.7 million (Ps.135.9 million used during the nine months ended September 30, 2014). The increase primarily resulted from an increase in our operating profits in the first nine months of 2015 as compared to the first nine months of 2014.

Net cash flows used in investing activities. During the nine months ended September 30, 2015, cash flows used in investing activities totalled Ps.245.0 million. These outflows primarily consisted in pre-delivery payments for aircraft acquisitions totaling Ps.550.6 million, partially offset by reimbursements of pre-delivery payments totalling Ps.532.9 million. Additionally, we recorded other capital expenditures relating to flight equipment, spare parts acquisitions, intangible assets and major maintenance costs, net of disposals totalling Ps.227.3 million.

During the nine months ended September 30, 2014, cash flows used in investing activities totalled Ps.812.7 million, which consisted primarily in pre-delivery payments for aircraft acquisitions totaling Ps.589.5 million. These outflows were partially offset by reimbursements of pre-delivery payments totalling Ps.268.3 million. Additionally, we recorded other capital expenditures relating to flight equipment, spare parts acquisitions, intangible assets and major maintenance costs, net of disposals totaling Ps.491.5.

Net cash flows (used in) provided by financing activities.  During the nine months ended September 30, 2015, cash flows used in financing activities totalled Ps.61.5 million. The outflows consisted primarily of debt payments of Ps. 631.1 million and finance costs of Ps.70.1 million, related to our revolving credit facility with Banco Santander and Bancomext, which provides financing for pre-delivery payments in connection with the purchase of our aircraft. These outflows were partially offset by disbursements under this revolving credit facility of Ps.639.7 million. As of September 30, 2015, Ps.1,453.7 million was outstanding under this revolving credit facility.

During the nine months ended September 30, 2014, cash flows provided by financing activities totalled Ps.279.9 million, which consisted primarily of disbursements under our revolving credit facility with Banco Santander and Bancomext in the amount of Ps.570.8 million. These inflows were partially offset by debt payments related to aircraft financing pre-delivery payments in an aggregate amount of Ps.267.7 million and finance costs of Ps.23.2 million.